Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8020
(215)-564-8120

December 9, 2011

Via EDGAR Transmission

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the “Registrant”)
File Nos. 333-146827

Dear Mr. Howell:

On behalf of the Academy Funds Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) that was filed on September 23, 2011 for the purpose of adding a new series of shares, designated as the Innovator Matrix Income Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Accounting comments

1.            Comment: Include a deferred sales load charge of 1% in the “Shareholder Fees” table under the “Fees and Expenses” section of the Registration Statement.

Response:  The front-end sales charge for Class A shares is waived for purchases or $1 million or more.  If a Class A shareholder redeems his shares within the first or second year of purchase and if the Fund’s distributor paid the shareholder’s financial adviser a commission, then the shareholder must pay a limited deferred sales charge.  Footnote 1 under the “Shareholder Information” section describes the circumstances under which a limited deferred sales load will be charged for Class A shares.  Because the limited deferred sales charge will apply only to a limited number of shareholders based on their particular circumstances, the Registrant believes it is inappropriate to include the charge in the “Shareholder Fees.”

2.            Comment:  Under the “Annual Fund Operating Expenses” table, change the reference from “Affiliated fund fees and expenses” to “Acquired fund fees and expenses.”

Response:  The requested change will be made.

3.             Comment:  In footnote 2 to the “Annual Fund Operating Expenses” table, indicate the duration of the contractual waiver/reimbursement agreement, as well as the parties that can terminate the waiver, if applicable.

Response:  The disclosure will be revised to include a specific date range, not less than a calendar year, that the Adviser has contractually agreed to waive its advisory fees and/or assume reimburse Fund expenses.  In addition, the following language will be added at the end of footnote 2:  “These waivers and reimbursements may only be terminated by agreement of the Adviser and the Fund.”

Bo Howell
December 9, 2011

4.            Comment:  Under the “Expense Example” section, only include examples for the one and three year periods.

Response:  The requested change will be made.

B. Disclosure comments – Prospectus

5.            Comment:  Under the “Investment Objective” section, clarify that income will be the Fund’s primary investment objective and that long-term capital will be the secondary objective.

Response:  The requested change will be made.

6.            Comment:  Under the “Fees and Expenses” section, include the introductory paragraph as required by Item 3 of Form N-1A.

Response:  The requested change will be made.  The Registrant will include the following paragraph: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the Shareholder Information section of this prospectus on page 10 and in the Purchase and Redemption of Shares in the Fund’s statement of additional information on page 23.”

7.            Comment:  Under the “Principal Investment Strategies” section, revise disclosure to indicate whether or not the Fund will concentrate its investments in the real estate or energy sectors as a result of the Fund’s investments in master limited partnerships and royalty trusts.

Response:  The disclosure will be revised to reflect that the Fund may, from time to time, concentrate its investments in the real estate and energy sectors.

8.            Comment:  Under the “Principal Investment Strategies” section, clarify the circumstances under which the Fund will invest in other mutual funds.

Response:  The Registrant will revise the first paragraph the “Principal Investment Strategies” section as follows:

“Under normal circumstances, the Fund seeks to achieve its objective by investing in a portfolio of U.S.-listed, exchange-traded stocks and bonds, as well as other mutual funds, that the portfolio manager believes offers high current income.  These securities may include “pass-through” securities (structured to pass through a majority of income as distributions to shareholders) such as master limited partnerships, royalty trusts, and real estate investment trusts.  The Fund invests primarily in U.S. equity securities but may, to a lesser extent, invest in equity securities of foreign entities.  The Fund may invest in entities of any size.  To the extent that the Fund invests in bonds it may invest in bonds of any maturity or credit quality.  These bonds may include high yield, high risk bonds, commonly known as “junk bonds”, that are rated BBB- and below by Standard & Poor's (S&P) or similarly rated by another nationally recognized ratings organization.”

Bo Howell
December 9, 2011

9.             Comment:  Under the “Principal Investment Strategies” section, identify the ratings level of the fixed income securities in which the Fund invests.

Response:  See the response to Comment 8.

10.           Comment:  Under the “Principal Risks of Investing in the Fund” section, provide industry specific risks related to exposure in the real estate and energy.  Also, if the Fund will invest in junk bonds, disclose the speculative nature of these types of fixed income investments.

Response:  The Registrant believes it has addressed the principal risks of investing in real estate, energy (through royalty trusts) and junk bonds; however, the Registrant will add risk disclosure specifically addressing investments in the natural resources industry.

11.           Comment:  Include the disclosure about the types of securities in which the Fund will invest, as required by Item 9(b) of N-1A.

Response:  The following disclosure will be added to the “More Information About The Fund’s Principal Investment Strategies and Investment” section of the prospectus:

“As part of its principal investment strategy, the Fund will typically invest in publicly traded master-limited partnerships, royalty trusts, real estate investment trusts, common and preferred equities, bonds, and other mutual funds, amongst other security types.  Within these security types, the portfolio manager will seek to identify individual securities with current and projected yields significantly higher than those of broad common stock or investment grade bond indexes.  Research processes will intend to maximize the likelihood that those yields will be sustained or increased, and that there is a reasonable probability of at least modest capital gains over a market cycle holding period.  The portfolio manager will look to sell securities when he feels that a particular value opportunity has been fully realized, or he feels that changes in security-specific or macroeconomic factors dictate.”

12.           Comment:  Under the “Supplemental Performance Information” section, revise the “Portfolio Manager’s Prior Performance” heading to “Sub-Adviser’s Prior Performance.”

Response:  The requested change will be made.

13.           Comment:  Under the “Supplemental Performance Information” section, disclose that the performance composite has the same primary investment objective as the Fund and that the composite performance invests in substantially similar investments.  Also, disclose whether or not the composite performance reflects the deduction of fees and expenses.

Response:  The requested changes will be made.

14.           Comment:  In the composite performance chart, remove the column that includes the hedge fund index as a comparative benchmark index.

Response:  The requested change will be made.

15.           Comment:  In the composite performance chart, rearrange the columns by moving the “Composite Net of Fees” to the left of “Composite Gross of Fees.”

Bo Howell
December 9, 2011

Response:  The requested change will be made.

16.           Comment:  In the composite performance chart, display performance for one year, five years and lifetime only.

Response:  The requested change will be made.

17.           Comment:  Confirm that the composite performance reflects performance net of all fees, not only the management fees.

Response:  The Sub-Adviser’s “Composite Net of Fees” column in the chart reflects performance net of all management and brokerage fees, which has been noted in the prospectus.

18.           Comment:  Confirm that the Sub-Adviser has not managed any substantially similar registered investment companies.

Response: The Sub-Adviser has not managed any substantially similar registered investment companies.

19.           Comment:  In footnote 4 of the composite performance chart, bold the first sentence of the footnote.

Response:  The requested change will be made.

C. Disclosure comments – Statement of Additional Information

20.           Comment:  Under the “Fundamental Investment Restrictions” section, revise fundamental investment restriction (5) to be consistent with the statements in the prospectus, as revised, concerning the concentration of the Fund’s investments in the real estate or energy sector, i.e., if the Fund will concentrate its investments in any industries revise the investment restriction accordingly.

Response:  The investment restriction will be revised to reflect that the Fund may, from time to time, concentrate its investments in the real estate and/or energy sectors.

21.           Comment:  Include disclosure as required by Item 17(b)(4) & (5) of Form N-1A regarding ownership of beneficial securities owned by directors and their immediate family members.

Response:  Because the shares of the Fund will not be offered prior to the effective date of the Fund, the Registrant’s directors and their family members currently do not, and will not, hold any shares of the Fund prior to, or at, the Fund’s effective date.  The Fund’s statement of additional information will reflect that fact.

22.           Comment:  Revise the Trustee qualifications disclosure to reflect each director’s specific qualifications with regard to his duty as Trustees of the Fund.

Response:  The Registrant will add the following disclosure:

Bo Howell
December 9, 2011

“Trustees’ Qualifications.  The Nominating Committee selects and nominates persons for election or appointment by the Board as Independent Trustees.  The Board has adopted the Nominating Committee Charter and Procedures, which provides the Nominating Committee with general criteria to guide the Committee’s choice of candidates to nominate to serve on the Board; however, there are no specific qualifications or requirements to serve on the Board.  The Board believes that, collectively, the Trustees have balanced and diverse experience, skills, attributes and qualifications, that allow the Board to operate effectively in governing the Trust and protecting the interests of shareholders.  Among the attributes common to all Trustees are their ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Trust’s investment manager, Sub-advisers, other service providers, counsel and independent auditors; and to exercise business judgment in the performance of their duties as Trustees.  Each Trustees’ ability to perform his duties effectively is evidenced by his educational background or professional training; business, consulting or public service positions; experience from service as a Board member of the Trust, other investment funds, public companies or non-profit entities or other organizations; and ongoing commitment and participation in Board and committee meetings throughout the years.

While there are no specific required qualifications for Board membership, the Board believes the specific background of each Trustee is appropriate to his or her serving on the Trust’s Board of Trustees.  Mr. Franklin has over 25 years of experience in the investment management business; Mr. Wagner has 32 years of experience in finance, currently serving as the Senior Vice President – Finance for Holy Redeemer Health System; and Mr. Jacovini serves as a chief executive officer in the asset management business.  The foregoing discussion and the trustees and officers chart above are included in this Statement of Additional Information pursuant to requirements of the U.S. Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Trustee by reason thereof.”

Bo Howell
December 9, 2011

23.           Comment:  Under the “Distributor” section, identify the name of the distributor.

Response:  The requested changes will be made.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/John Y. Kim
John Y. Kim

cc: Jonathan M Kopcsik